UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KMG America Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

482563103

(CUSIP Number)

June 13, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Northaven Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 629,813

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 629,813

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 629,813

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.82%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Northaven Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 45,271

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 45,271

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,271

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Northaven Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 476,440

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 476,440

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 476,440

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.13%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Northaven Offshore, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 62,376

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 62,376

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,376

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.28%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Northaven Associates, LLC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,213,900

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,213,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.44%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Northaven Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,213,900

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,213,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.44%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul R. Burke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,213,900

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,213,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.44%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,213,900

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,213,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.44%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James L. Zech

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,213,900

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,213,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.44%

12.	Type of Reporting Person (See Instructions) IN

CONTINUATION PAGES TO SCHEDULE 13G

This Schedule 13G is filed by Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc. (the “Northaven Entities”), Paul R. Burke, Richard Brown and James L. Zech (together with the Northaven Entities, the “Reporting Persons”).

Item 1.
(a)	Name of Issuer KMG America Corporation (the “Issuer” or the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 6306 Maple Ridge, Excelsior, MN 55331

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship

Name	Address of Principal Office	Jurisdiction of Organization/ Citizenship

Northaven Partners, L.P.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Northaven Partners II, L.P.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Northaven Partners III, L.P.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709 New York, NY 10152	Cayman Islands

Northaven Associates, LLC.	375 Park Avenue, Suite 2709, New York, NY 10152	New York

Northaven Management, Inc.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Paul R. Burke	375 Park Avenue, Suite 2709 New York, NY 10152	USA

Richard Brown	375 Park Avenue, Suite 2709 New York, NY 10152	USA

James L. Zech	375 Park Avenue, Suite 2709 New York, NY 10152	USA

	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number 482563103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

(i) Northaven Partners, L.P. beneficially owns 629,813 shares, representing 2.82% of the 22,327,319 outstanding shares of the Issuer’s common stock as of May 3, 2007.  Northaven Partners, L.P. does not have sole voting power over any of its shares.  Northaven Partners, L.P. has shared voting power over its 629,813 shares.  Northaven Partners, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners, L.P. has shared dispositive power over its 629,813 shares.

(ii) Northaven Partners II, L.P. beneficially owns 45,271 shares, representing 0.2% of the 22,327,319 outstanding shares of the Issuer’s common stock as of May 3, 2007.  Northaven Partners II, L.P. does not have sole voting power over any of its shares.  Northaven Partners II, L.P. has shared voting power over its 45,271 shares.  Northaven Partners II, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners II, L.P. has shared dispositive power over its 45,271 shares.

(iii) Northaven Partners III, L.P. beneficially owns 476,440 shares, representing 2.13% of the 22,327,319 outstanding shares of the Issuer’s common stock as of May 3, 2007.  Northaven Partners III, L.P. does not have sole voting power over any of its shares.  Northaven Partners III, L.P. has shared voting power over its 476,440 of its shares.  Northaven Partners III, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners III, L.P. has shared dispositive power over its 476,440 shares.

(iv) Northaven Offshore, Ltd. beneficially owns 62,376 shares, representing 0.28% of the 22,327,319 outstanding shares of the Issuer’s common stock as of May 3, 2007.  Northaven Offshore, Ltd. does not have sole voting power over any of its shares.  Northaven Offshore, Ltd. has shared voting power over its 62,376 shares.  Northaven Offshore, Ltd. does not have sole dispositive power over any of its shares.  Northaven Offshore, Ltd. has shared dispositive power over its 62,376 shares.

(v) Northaven Associates, LLC beneficially owns 1,213,900 shares, representing 5.44 % of the 22,327,319 outstanding shares of the Issuer’s common stock as of May 3, 2007.  Northaven Associates, LLC does not have sole voting power over any of its shares.  Northaven Associates, LLC has shared voting power over its 1,213,900 shares.  Northaven Associates, LLC. does not have sole dispositive power over any of its shares.  Northaven Associates, LLC. has shared dispositive power over its 1,213,900 shares.

(vi) Northaven Management, Inc. beneficially owns 1,213,900 shares, representing 5.44% of the 22,327,319 outstanding shares of the Issuer’s common stock as of May 3, 2007.  Northaven Management, Inc. does not have sole voting power over any of its shares.  Northaven Management, Inc. has shared voting power over its 1,213,900 shares.  Northaven Management, Inc. does not have sole dispositive power over any of its shares.  Northaven Management, Inc. has shared dispositive power over its 1,213,900 shares.

(vii) Paul R. Burke, Richard Brown and James L. Zech, as members of Northaven Associates, LLC, may each be deemed to beneficially own 1,213,900 shares, representing 5.44% of the 22,327,319 outstanding shares of the Issuer’s common stock as of May 3, 2007.  Paul R. Burke, Richard Brown and James L. Zech do not have sole voting power over any of the shares.  Paul R. Burke and Richard Brown have shared voting power over the 1,213,900 shares.  Paul R. Burke, Richard Brown and James L. Zech do not have sole dispositive power over any of the shares.  Paul R. Burke, Richard Brown and James L. Zech have shared dispositive power over the 1,213,900 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or including the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 22, 2007

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
	as General Partner		By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Director
	By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Member

NORTHAVEN PARTNERS II, L.P.			NORTHAVEN ASSOCIATES, LLC.

By:	Northaven Associates, LLC,
	as General Partner		By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Member
	By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Member

NORTHAVEN PARTNERS III, L.P.			NORTHAVEN MANAGEMENT, INC.

By:	Northaven Associates, LLC,
	as General Partner		By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Vice President
	By:	s/Paul R. Burke
Name: Paul R. Burke
		Title: Member		s/Paul R. Burke
Paul R. Burke

	s/James L. Zech			s/Richard Brown
	James L. Zech			Richard Brown

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.2

Joint Filing Agreement, dated June 22, 2007, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc., Paul R. Burke, Richard Brown and James L. Zech